Global Markets & Investment Banking
4 World Financial Center — 5th Floor
New York, New York 10080
212-449-6500
April 10, 2007

VIA EDGAR AND FACSIMILE (202) 772-9206
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MBF HEALTHCARE ACQUISITION CORP.
Common Stock
Registration Statement No. 333-135610
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on April 12, 2007, or as soon thereafter as possible.
In connection with the Promissory Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the provisions of SEC Release No. 33-4968 of the Securities Act of 1933, as amended, and Rule 15c2-8 under the Securities Act of 1934, as amended. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.
In connection with the foregoing and pursuant to Rule 460, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated March 15, 2007.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	4,275
Dealers	215
Individuals & Corporations	756
MLPS&S Inc. Branch Offices	5,120

	10,387	Copies
Very truly yours,
MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MORGAN JOSEPH & CO. INC.
LADENBURG THALMANN & CO. INC.
As Representatives
BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Richard A. Diaz
Authorized Signatory